Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

XPeng Inc.

小鵬集團*

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

（Stock Code：9868）

PROPOSED AMENDMENTS TO

THE EXISTING MEMORANDUM AND

ARTICLES OF ASSOCIATION

AND

PROPOSED ADOPTION OF

THE NEW MEMORANDUM AND

ARTICLES OF ASSOCIATION

This announcement is made by XPeng Inc. (the “Company”) pursuant to Rule 13.51(1) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

The board of directors of the Company (the “Board”) proposes to amend the Company’s ninth amended and restated memorandum and articles of association (the “Existing Memorandum and Articles”), and to adopt the tenth amended and restated memorandum and articles of association of the Company (the “New Memorandum and Articles”), in order to, inter alia, (i) conform with the Core Shareholder Protection Standards set out in Appendix A1 of the Listing Rules which require, among others, the holding of general meetings which shareholders can attend virtually with the use of technology and cast votes by electronic means, (ii) conform with the Corporate Governance Code set out in Appendix C1 of the Listing Rules which introduces, among others, the updated terms of reference of the nomination committee, and (iii) make housekeeping changes.

The proposed amendments to the Existing Memorandum and Articles (the “Proposed Amendments”) and the proposed adoption of the New Memorandum and Articles shall be subject to the approval of the shareholders of the Company (“Shareholders”) by way of a special resolution at the forthcoming annual general meeting of the Company (the “AGM”). A proxy statement/circular for the AGM, containing, among other matters, details of the Proposed Amendments, together with a notice convening the AGM will be despatched to the Shareholders in due course.

By order of the Board XPeng Inc. Xiaopeng He Chairman

Hong Kong, Wednesday, April 29, 2026

As at the date of this announcement, the Board comprises Mr. Xiaopeng He as an executive director, Mr. Ji-Xun Foo as a non-executive director, and Mr. Donghao Yang, Ms. Fang Qu, Mr. HongJiang Zhang and Mr. Yudong Chen as independent non-executive directors.

*	For identification purpose only

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